Exhibit (a)(5)(D)

Letter to Employee Holders of Stock Options

with respect to

Offer to Purchase

All Outstanding Shares of Common Stock

of

Juniper Pharmaceuticals, Inc.

at

$11.50 Per Share of Common Stock, Net in Cash,

Pursuant to the Offer to Purchase dated July 17, 2018

by

Catalent Boston, Inc.

a wholly owned subsidiary of

Catalent Pharma Solutions, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF AUGUST 13, 2018, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

August 6, 2018

To U.K.-based Employees Who Hold Options to Purchase Shares of Common Stock of Juniper Pharmaceuticals, Inc.:

As you know, on July 2, 2018, Juniper Pharmaceuticals, Inc. (the “Company”), entered into an Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), with Catalent Pharma Solutions, Inc. (“Parent”) and its wholly owned subsidiary, Catalent Boston, Inc. (“Purchaser” and, together with Parent, “Catalent”). Pursuant to the Merger Agreement, Parent and Purchaser began a tender offer to purchase all outstanding shares of common stock (the “Shares”) of the Company, at a price of $11.50 per Share (such price, as it may be amended in accordance with the Merger Agreement, the “Offer Price”), net to the seller in cash, without any interest, but subject to and reduced by any required withholding of taxes. The tender offer is being made on the terms and conditions set forth in the enclosed Offer to Purchase, dated July 17, 2018 (as it may be amended, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Promptly following the successful conclusion of the Offer, Catalent intends to effect a merger (the “Merger”) of Purchaser with and into the Company. In this letter, we sometimes refer to the Offer, followed by the Merger, as the “Transaction.”

As described in the Offer to Purchase, Catalent is making the Offer made for all outstanding Shares and not for options to purchase Shares (each, a “Stock Option”). Accordingly, you cannot tender your Stock Options into the Offer. For additional information, see “Summary Term Sheet–How Will My Outstanding Company Options and Restricted Stock Units be Treated in the Offer and the Merger?” on page 6 of the Offer to Purchase.

Nonetheless, there are three different ways in which you can realize the cash value of your Stock Options as part of the Transaction, subject to the terms and conditions set forth in the Merger Agreement:

1.

Exercise your Stock Options and Tender the Underlying Shares. If (a) you hold a Stock Option that is currently vested and exercisable and (b) you wish to tender in the Offer the Shares underlying your Stock Option, you can exercise your Stock Option in accordance with its terms in sufficient time to permit you to tender into the Offer the Shares you receive upon exercise. Importantly, obtaining value for your Stock Option using this alternative requires that you pay to the Company the exercise price for your Stock Option. As a condition of exercise, you must also make arrangements to reimburse the Company for any income tax and employee’s national insurance contributions, arising upon the exercise of your Stock Option.

2.

Receive Consideration upon Cancellation of Your Stock Option in the Subsequent Merger. You are not required to tender the Shares underlying your Stock Option into the Offer, as described in the preceding paragraph. Rather, as explained above, Catalent intends to effect the Merger promptly following the successful conclusion of the Offer. As part of that Merger, each Stock Option outstanding and unexercised immediately prior to the effective time of the Merger will be cancelled and extinguished and, in exchange therefor, as the former holder of such Stock Option, you would have the right to receive an amount in cash equal to the product of (i) the spread between the Offer Price and the exercise price and (ii) the number of shares subject to the Stock Option. This cash payment will be subject to income tax and employee’s national insurance contributions. A suitable withholding will be made from the cash payment you would receive through the Company’s payroll system.

3.

Conditionally Exercise Your Stock Option and Receive Consideration in Merger. If either (a) your Stock Option has vested but you do not wish to exercise your Stock Option in advance of successful conclusion of the Offer or (b) your Stock Option has not yet vested, then you may wish to exercise your Stock Option conditionally by providing notice to the Company that you will be exercising your Stock Option following the successful conclusion of the Offer and immediately prior to the effective time of the Merger. Your Stock Option provides that it vests automatically, if it has not previously vested, upon a “Change in Control,” which will occur upon the successful conclusion of the Offer. This vesting will permit you to exercise your Stock Option in full prior to the Merger. By choosing this alternative, you would, in effect, pay the exercise price of your Stock Option with a portion of the consideration you would be entitled to receive in the Merger for the Shares issuable upon exercise of your Stock Option and, thus, would receive in cash the spread between the Offer Price and the exercise price for each Share subject to your Stock Option. In order to take advantage of this alternative, it is essential that you provide to the Company prior to the conclusion of the Offer a conditional exercise notice, because Catalent intends to effect the Merger promptly upon the successful conclusion of the Offer, leaving insufficient time for you to submit an exercise notice at that point.

You should note that if you take no action with respect to your Stock Options, then the default position is that your Stock Options will be cancelled and extinguished in the Merger, as described in alternative 2 above.

If you hold a Stock Option under the UK Approved Sub-plan to the rules of the 2008 Columbia Laboratories, Inc. Long-Term Incentive Plan (a “UK Approved Option”) and take no action in connection with the Transaction, then your UK Approved Option would lose its tax-advantaged treatment when it is cancelled and extinguished in the Merger in accordance with alternative 2.

Thus, if your Stock Option is a UK Approved Option and you conditionally exercise it in accordance with alternative 3, then you would be entitled to tax-advantaged treatment and thus would not be subject to income tax or national insurance contributions on the exercise of your Stock Option and, instead, only would be obligated to pay capital gains tax (at a rate of up to 20%) on the spread between the Offer Price and the exercise price for each Share subject to your Stock Option.

Alternative 1 would give you the same treatment for tax and national insurance contributions as alternative 3, but would require you to pay the exercise price of your Stock Option before you know whether the Transaction will be completed.

In order to make it easier for you to take advantage of alternative 3 described above, enclosed with this letter is a Conditional Notice of Exercise, which you may complete and provide to the Company in accordance with the instructions set forth in the Conditional Notice of Exercise. Please note that the Conditional Notice of Exercise will only operate as intended if you remain an employee of the Company through the successful conclusion of the Offer, when the Conditional Notice of Exercise would become effective.

By exercising your Stock Options under the Conditional Notice of Exercise, you should note that you will not be required to make immediate payment to the Company in order to exercise your Stock Options. Instead, under the terms of the Conditional Notice of Exercise, you will:

•

irrevocably undertake to pay the exercise price for your Stock Option but direct that payment can be made by withholding the appropriate amount from the consideration payable to you for your Shares; and

•

direct that a further withholding can be made from the consideration payable to you for your Shares to fund any PAYE income tax and employee’s national insurance contributions, arising on the exercise of your Stock Option (although in the case of any UK Approved Option, and as noted above, no such tax or national insurance contributions would arise).

It is important to note that it is entirely your choice concerning what to do with your Stock Option, as long as the choice is consistent with the terms and conditions of the Stock Option. Neither Catalent nor the Company is suggesting or requiring that you choose any particular alternative described in this letter. Rather, this letter and the Conditional Notice of Exercise are provided for your information and use as and to the extent that you deem appropriate. You may wish to consult your personal legal, financial, or tax advisor concerning the information set forth in this letter and the Conditional Notice of Exercise and you should definitely review carefully the Offer to Purchase and related Letter of Transmittal.

Please note that individual tax situations may vary and may be complicated by factors other than the ones immediately implicated by the Offer and the Merger. You should not consider this letter as tax advice and should consult your tax advisor in order to assess the tax consequences of the Offer and the Merger as they relate to your personal tax situation.

If you have questions about the Transaction, you may contact the Information Agent identified in the Offer to Purchase. If you have questions concerning your Stock Options or other employee benefits, please contact Claire Madden-Smith (cmadden@juniperpharma.com; +44 11 5871 8899).

Thank you,

Alicia Secor

President and Chief Executive Officer

CONDITIONAL NOTICE OF EXERCISE

IN RESPECT OF OPTION(S) TO ACQUIRE COMMON STOCK (THE “SHARES”) IN THE CAPITAL OF

JUNIPER PHARMACEUTICALS, INC. (THE “COMPANY”)

This Conditional Notice of Exercise relates to the Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), dated as of July 2, 2018, among the Company, Catalent Pharma Solutions, Inc. (“Parent”) and its wholly owned subsidiary, Catalent Boston, Inc. (“Purchaser” and, together with Parent, “Catalent”). Pursuant to the Merger Agreement, among other things, Catalent has commenced a tender offer to purchase all outstanding shares of common stock (the “Shares”) of the Company (the “Offer”). Promptly following the successful conclusion of the Offer, Catalent intends to effect a merger (the “Merger” and, together with the Offer, the “Transaction”) of Purchaser with and into the Company.

The Optionholder holds option(s) to purchase Shares in the quantities and at the purchase prices per Share set forth below (the “Option(s)”), subject to the terms and subject to the conditions set out in the rules of the relevant share plan (as set out in the table below). The Optionholder hereby:

1.

gives notice to the Company that the Optionholder exercises the Option(s) in respect of the Shares subject to the Option(s), such exercise to take effect immediately prior to the effective time of the Merger;

2.

acknowledges and agrees that the Shares in respect of which the exercise shall take effect will be allotted and issued in accordance with the terms of the relevant option agreement and the Company’s other governing documents;

3.	irrevocably undertakes to pay in full the aggregate exercise price payable by the Optionholder to the Company to exercise the Option(s) (the “Aggregate Exercise Price”);

4.

irrevocably authorizes and instructs that an amount equal to the Aggregate Exercise Price be withheld from the cash consideration otherwise payable to the Optionholder by the Purchaser in connection with the Merger and directs that such withheld sum be paid to the Company to discharge the Optionholder’s undertaking to pay the Aggregate Exercise Price;

5.

irrevocably indemnifies the Company and the Optionholder’s employer (if different) in respect of any income tax and employee’s National Insurance contributions arising as a result of the exercise of the Option(s) for which the Company or the Optionholder’s employer must account to H.M. Revenue & Customs (the “Tax Liability”) and irrevocably authorizes and instructs that an amount equal to the Tax Liability be withheld from the cash consideration otherwise payable to the Optionholder by Purchaser in connection with the Merger and directs that such withheld sum be paid to H.M. Revenue & Customs to discharge the Tax Liability; and

6.	irrevocably waives the right to a share certificate in respect of the Shares.

The undersigned Optionholder has executed this Conditional Notice of Exercise this                  day of                 , 2018.

Optionholder:

Name Typed or Printed

Signature

For this Conditional Notice of Exercise to be effective, you must sign and date it, and return it to Jeff Young (jyoung@juniperpharma.com) before the expiration of the Offer (currently August 13, 2018). Failure to deliver this Conditional Notice of Exercise timely will cause your Options to be treated in accordance with Alternative 2 in the accompanying letter.

Date of Option	No. of Shares Subject to Option	Exercise Price	Plan under which Option is granted